UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Azteca Holdings, S.A. de C.V.
(Exact name of registrant)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Azteca Holdings, S.A. de C.V.
(Registrant)

Date: May 8, 2002

By: ______________________
Name: Othón Frías
Title: Attorney-in-Fact

By: ______________________
Name: Luis Ontiveros
Title: Attorney-in-Fact

TV AZTECA

AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS*

Millions of Mexican pesos of March 31, 2002
purchasing power

	At March 31,			
			Millions of U.S. Dollars (**)	
	2001	2002	2001	2002
ASSETS				
Current assets:				
Cash and cash equivalents	Ps 1,756	Ps 1,722	US$ 195	US$ 191
Pledged securities	-	141	-	16
Accounts receivable	3,140	3,731	348	414
Due from related parties	261	108	29	12
Exhibition rights	345	600	38	67
Inventories	217	144	24	16
Total current assets	5,720	6,446	634	715
Accounts receivable from Unefon	1,982	1,803	220	200
Property, machinery and equipment-Net	2,607	2,278	289	253
Television concessions-Net	3,670	3,556	407	394
Exhibition rights	815	980	90	109
Investment in Unefon	1,716	1,749	190	194
Investment in Todito	441	358	49	40
Investment in Pappas Telecasting		655	-	73
Other assets	975	1,289	108	143
Goodwill-Net	1,788	1,501	198	166
Deferred income tax asset		213		24
Total assets	Ps 19,712	Ps 20,827	US$ 2,187	US$ 2,310
LIABILITIES AND STOCKHOLDERS´EQUITY				
Current liabilities:				
Current portion of long-term promissory notes	Ps 12		US$ 1	
Current portion of long-term bank loans	104	Ps 52	12	US$ 6
Short-term debt	130	392	14	44
Interest payable	152	140	17	16
Exhibition rights payable	454	476	50	53
Accounts payable and accrued expenses	566	821	63	91
Due to related parties	110	101	12	11
Total current liabilities	1,529	1,982	170	220
Long-term liabilities:				
Senior notes	6,740	6,346	748	704
Bank loans	1,621	1,383	180	153
Advertising advances	3,717	4,198	412	466
Unefon advertising advances	2,206	2,135	245	237
Todito advertising, programming and services advance	822	637	91	71
Exhibition rights payable	67	177	7	20
Deferred income tax payable	190	-	21	-
Total long-term liabilities	15,362	14,876	1,704	1,650
Total liabilities	16,891	16,859	1,874	1,870
Stockholders´equity:				
Capital stock	2,785	2,785	309	309
Premium on the issuance of capital stock	163	163	18	18
Insufficiency in the restatement of capital	(983)	(736)	(109)	(82)
Accumulated deficit	(727)	(440)	(81)	(49)
Majority stockholders	1,238	1,771	137	196
Minority stockholders	1,584	2,198	176	244
Total stockholders´equity	2,822	3,969	313	440
Total liabilities and stockholders´equity	Ps 19,712	Ps 20,827	US$ 2,187	US$ 2,310
End of Period Exchange Rate	Ps 9.47	Ps 9.02		

* Mexican GAAP.

* The U.S. dollar figures represent Mexican peso amounts as of march 31, 2002, expresed as of march 31, 2002 purchasing power, translated at the exchange rate of Ps. 9.015 per U.S. dollar.

TV AZTECA

AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED RESULTS OF OPERATIONS*

Millions of Mexican pesos of March 31, 2001 purchasing power

	Three months ended march 31,							
					Millions of U.S. Dollars (**)			
		2001		2002		2001		2002
Net revenue	Ps	1,163	Ps	1,262	US$	129	US$	140
Programming, production, exhibition and transmission costs		546		555		61		62
Sales and administrative expenses		216		234		24		26
Total costs and expenses		763		789		85		88
Operating profit before depreciation and amortization		401		473		44		52
Depreciation and amortization		159		138		18		15
Operating profit		241		335		27		37
Other expense -Net		(73)		(70)		(8)		(8)
Comprehensive financing cost:								
Interest expense		(256)		(247)		(28)		(27)
Other financing (expense) income		(12)		12		(1)		1
Interest income		55		49		6		5
Exchange gain -Net		133		104		15		11
Gain on monetary position		35		16		4		2
Net comprehensive financing cost		(45)		(66)		(5)		(7)
Income before provision for income tax and deferred income tax		123		199		14		22
Provision for:								
Income tax		(35)		(64)		(4)		(7)
Deferred income tax benefit				7				1
Net income	Ps	89	Ps	143	US$	9	US$	16
Net income of minority stock holders	Ps	48	Ps	91	US$	5	US$	10
Net income of majority stock holders	Ps	40	Ps	52	US$	4	US$	6
End of Period Exchange Rate	Ps	9.47	Ps	9.02				

* Mexican GAAP.

** The U.S. dollar figures represent Mexican peso amounts as of march 31, 2002, expresed as of march 31, 2002 purchasing power, translated at the exchange rate of Ps. 9.015 per U.S. dollar.